UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of November, 2005

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date November 22, 2005

COLES MYER LTD ANNUAL GENERAL MEETING 17 NOVEMBER 2005

PROXY VOTES AND RESULTS OF VOTING

For each motion the total number of votes exercisable by all validly appointed proxies, and the results of voting on each motion, were as follows:

Item 3 - To adopt the Remuneration Report

Votes where the proxy was directed to vote 'for' the motion 503,941,036

Votes where the proxy was directed to vote 'against' the motion 82,159,053

Votes where the proxy may exercise a discretion how to vote 22,607,571

Votes where the proxy was directed to abstain from voting on the motion 4,559,294

The motion was CARRIED as an ordinary resolution on a show of hands.

Item 4 - To approve an increase in the non-executive directors' remuneration cap

Votes where the proxy was directed to vote 'for' the motion 515,629,598

Votes where the proxy was directed to vote 'against' the motion 74,595,503

Votes where the proxy may exercise a discretion how to vote 12,078,218

Votes where the proxy was directed to abstain from voting on the motion 2,134,879

The motion was CARRIED as an ordinary resolution on a show of hands.

Item 5 - To approve a grant of 170,000 performance shares to the CEO, Mr John Fletcher

Votes where the proxy was directed to vote 'for' the motion 497,918,575

Votes where the proxy was directed to vote 'against' the motion 90,391,262

Votes where the proxy may exercise a discretion how to vote 21,547,797

Votes where the proxy was directed to abstain from voting on the motion 3,410,420

The motion was CARRIED as an ordinary resolution on a show of hands.

Item 6(a) - To re-elect Mr Tony Hodgson as a director

Votes where the proxy was directed to vote 'for' the motion 515,375,457

Votes where the proxy was directed to vote 'against' the motion 2,253,959

Votes where the proxy may exercise a discretion how to vote 23,958,445

Votes where the proxy was directed to abstain from voting on the motion 71,679,043

The motion was CARRIED as an ordinary resolution on a show of hands.

Item 6(b) - To re-elect Ms Sandra McPhee as a director

Votes where the proxy was directed to vote 'for' the motion 515,448,427

Votes where the proxy was directed to vote 'against' the motion 71,775,680

Votes where the proxy may exercise a discretion how to vote 23,942,951

Votes where the proxy was directed to abstain from voting on the motion 2,099,946

The motion was CARRIED as an ordinary resolution on a show of hands.

Item 6(c) - To re-elect Mr Michael Wemms as a director

Votes where the proxy was directed to vote 'for' the motion 515,034,871

Votes where the proxy was directed to vote 'against' the motion 71,992,271

Votes where the proxy may exercise a discretion how to vote 24,080,617

Votes where the proxy was directed to abstain from voting on the motion 2,159,145

The motion was CARRIED as an ordinary resolution on a show of hands.

Item 6(d) - To elect Ms Belinda Hutchinson as a director

Votes where the proxy was directed to vote 'for' the motion 515,305,771

Votes where the proxy was directed to vote 'against' the motion 2,382,046

Votes where the proxy may exercise a discretion how to vote 23,968,717

Votes where the proxy was directed to abstain from voting on the motion 71,609,183

The motion was CARRIED as an ordinary resolution on a show of hands.

Item 7 - To alter the Company's constitution

Votes where the proxy was directed to vote 'for' the motion 510,704,673

Votes where the proxy was directed to vote 'against' the motion 73,346,315

Votes where the proxy may exercise a discretion how to vote 25,149,668

Votes where the proxy was directed to abstain from voting on the motion 4,065,401

The motion was CARRIED as a special resolution on a show of hands.

Tim Hammon

Company Secretary

17 November 2005